

January 30, 2017

Gregory J. Goff
Chairman, President and Chief Executive Officer
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, TX 78259

> **Re:** **Tesoro Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 18, 2017**
> **File No. 333-215080**

Dear Mr. Goff:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2017 letter.

What will happen to Western Refining as a result of the merger?, page 7

1. We note your response to prior comment 1. Please revise to explain why Tesoro and Western Refining may effect the second merger.

Opinion of Goldman Sachs, Tesoro's Financial Advisor, page 83

Illustrative Discounted Cash Flow Analysis, page 86

2. Please define unlevered free cash flows, as used in this analysis, and disclose the unlevered free cash flow forecasts and related assumptions used in this analysis.

Opinion of Barclays Capital, Western Refining's Financial Advisor, page 95

3.   We note that additional detail and analyses appear in the board books you provided to us. For example, it appears that Barclays performed a contribution analysis. As appropriate, please expand the financial analyses summaries to include the additional analyses or tell us why you are not required to do so.

4.   We note that for the Selected Comparable Company Analysis (page 103), Sum of Parts Analysis (page 104) and Selected Precedent Transaction Analysis (page 107), you disclose reference ranges, such as Comparable Company Enterprise Value Multiple of EBITDA Reference Range appearing on the bottom on page 103. Neither your disclosure nor the comparable presentation materials in your board books provided to us in response to prior comment 7 appear to explain how such reference ranges were determined from the comparable company metrics. For example, in the Comparable Company Analysis on pages 41 and 55 of the Barclays' November 16, 2016 presentation materials, you do not explain how the comparable company supporting data presented on the bottom of such pages translates into the Comparable Company Reference Multiple Range for 2017E and 2018E disclosed on the top of such pages. We note that for the Sum of Parts and Comparable Transaction Analysis, the comparable company supporting data appears in the Additional Supporting Details tables beginning on page 57.

5.   The Selected Comparable Company Analysis, Sum of Parts and Selected Precedent Transaction Analysis, in calculating implied enterprise value ranges, make reference to certain financial information as reflected in Western Refining and Tesoro's unaudited forecasted financial information, specifically:

- Total projected consolidated debt ;
- Total projected consolidated cash;
- The market value of MLP limited partner units not held by Western Refining or Tesoro, respectively; and
- With respect to the Sum of Part Analysis only, EBITDA for separate business lines, as reflected in the Western Refining and Tesoro adjusted unaudited forecasted financial information.

We note that the above information is not presently disclosed under the section entitled "Unaudited Forecasted Financial Information" beginning on page 114. However, such unaudited forecasted financial information appears on pages 35 and 47 of Barclays' November 16, 2016 presentation materials, and with respect to the projected EBITDA of certain business lines, on pages 18-20. As necessary to understand these financial analyses, please revise your section beginning on page 114 to disclose this unaudited forecasted financial information.

Unaudited Forecasted Financial Information, page 114

Unaudited Forecasted Financial Information Prepared by Tesoro, page 116

Western Refining, page 118

6. We note that your disclosure of certain line items, such as depreciation and amortization expense, does not appear to correspond to the numbers used in the Goldman Sachs' November 16, 2016 presentation materials on page 22, for the discounted cash flow analysis of Western Refining using the Western Refining projections as adjusted by Tesoro. Please clarify the unaudited forecasted financial information which was prepared by Tesoro management and provided to the Tesoro board and to Goldman Sachs, or otherwise clarify this inconsistency.

Exhibits

7. Please file all outstanding exhibits, such as legal and tax opinions, as required by Item 601 of Regulation S-K for the Form S-4. File also the form of proxy to be provided to shareholders. We may have further comments upon review.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources